

Mail Stop 3561

August 14, 2015

Duane M. DesParte
Senior Vice President & Corporate Controller
Exelon Corporation
10 South Dearborn Street
P.O. Box 805379
Chicago, Illinois 60680-5379

> **Re:** **Exelon Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed February 13, 2015**
> **Form 10-Q for the Quarterly Period Ended June 30, 2015**
> **Filed July 29, 2015**
> **File No. 1-16169**

Dear Mr. DesParte:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2014

Item 8. Financial Statements and Supplementary Data

Combined Notes to Consolidated Financial Statements

Consolidated Statements of Operations and Comprehensive Income

1. Please tell us what consideration each registrant gave to separately presenting revenues and related costs and expenses applicable to revenues from tangible goods, services and other revenues pursuant to Rule 5-03 (b)(1) and (b)(2) of Regulation S-X.

16. Retirement Benefits (Exelon, Generation, ComEd, PECO and BGE), page 386

   2. Please tell us whether the defined benefit plans and other postretirement plans are multiemployer plans as defined in ASC 715-80-20 or multiple-employer plans as defined in ASC 715-30-20, and describe the characteristics of the plans that support your determination.

24. Segment Information (Exelon, Generation, ComEd, PECO and BGE), page 451

   3. We note that the regulated utilities generate revenues from the sale of electricity, distribution of gas and electricity, transmission of electricity and riders to recover costs incurred for regulatory programs and uncollectible accounts, among other sources. We also note that Generation generates revenues from gas and oil exploration and production activities, retail and wholesale electricity and gas sales, distributed generation, heating, cooling and cogeneration facilities, home improvements, sales of appliances and servicing of heating, air conditioning, plumbing, electrical and indoor quality systems. Please provide us with a summary of revenues from external customers for each product and service for each registrant. In addition, please tell us why you did not provide the disclosures in ASC 280-10-50-40.

   4. Please tell us what consideration you gave to disclosing the factors used to identify reportable segments, including the basis of organization. Please refer to ASC 280-10-50-21a.

Form 10-Q for the Quarterly Period Ended June 30, 2015

Item1. Financial Statements

Combined Notes to Consolidated Financial Statements

3. Variable Interest Entities (Exelon, Generation, ComEd, Peco and BGE), page 37

   5. We note that ESA Investco, LLC entered into an arrangement to purchase a 90% equity interest and 99% of the tax attributes of a distributed energy company that was determined to be a VIE for which Generation is not the primary beneficiary. In addition, we note you entered into an arrangement to purchase a 90% equity interest and 90% of the tax attributes of another distributed energy company that did not meet the definition of a VIE. In regard to these transactions, please explain to us in detail:

   - why ESA Investco is not the primary beneficiary of the VIE;

   - why the other distributed energy company did not meet the definition of a VIE;

- how the investment in the VIE is accounted for and the basis in GAAP therefor; and

- why Generation does not control the other distributed energy company given that Generation has a 90% equity interest in the entity.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or me at (202) 551-3344 with any questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products

cc: Patricia Finan, Administrative Assistant